Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: John Hancock Financial Services, Inc.
Registration No.: 333-110281

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC.

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Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their entirety because they will contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Manulife or John Hancock with the SEC, will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s annual report on Form 40-F for the year ended December 31, 2002, its notice of annual meeting and proxy circular for its 2003 annual meeting notice which was filed with the SEC on March 31, 2003, and the definitive proxy statement/prospectus included in the registration statement on Form F-4, as amended, which was filed with the SEC on January 5, 2004. Additional information regarding the interests of potential participants is included in the definitive proxy statement/prospectus on file with the SEC and will be included in other relevant documents filed with the SEC when they become available.

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The following is a copy of the presentation made by Dominic D’Alessandro, President & Chief Executive Officer and Peter Rubenovitch, Executive Vice President & Chief Financial Officer of Manulife Financial Corporation for the webcast of Manulife Financial Corporations’ most recent quarterly financial results on February 5, 2004.

Fourth Quarter 2003 Financial & Operating Results February 5, 2004

Legal Disclaimer Forward-Looking Statements The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation's and John Hancock Financial Services, Inc.'s operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company. Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock's quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission ("SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock's and Manulife's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise. Important Legal Information This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock's stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their entirety because they will contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Manulife or John Hancock with the SEC, will be available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795- 9767). Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock's directors and executive officers is available in John Hancock's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife's directors and executive officers is available in Manulife's annual report on Form 40-F for the year ended December 31, 2002, its notice of annual meeting and proxy circular for its 2003 annual meeting notice which was filed with the SEC on March 31, 2003, and the definitive proxy statement/prospectus included in the registration statement on Form F-4, as amended, which was filed with the SEC on January 5, 2004. Additional information regarding the interests of potential participants is included in the definitive proxy statement/prospectus on file with the SEC and will be included in other relevant documents filed with the SEC when they become available.

CEO's Remarks Dominic D'Alessandro President & Chief Executive Officer

Full Year 2003 Results

Fourth Quarter 2003 Results

Canada: record earnings driven by rebound in equity markets, improved mortality and solid business growth; strong new sales growth supported by distribution expansion U.S.: modest earnings growth reflected weaker mortality experience in 2003 compared to 2002; record life insurance and 401(k) pension sales drove gains in market share Asia: solid earnings growth despite impact of SARS and weaker economies in some countries; all countries contributed positively to earnings for first time Japan: agent recruitment improved dramatically Reinsurance: favourable results due to stronger equity markets and favourable claims experience in life retrocession business Divisional Review

Recent Developments Announced product development and distribution agreement with The Bank of Tokyo-Mitsubishi for variable annuity products in Japan John Hancock shareholders vote February 24 on proposed merger Manulife-Hancock integration planning process on track

CFO's Remarks Peter Rubenovitch Executive Vice President & Chief Financial Officer

Record Performance Full Year and Fourth Quarter 2003 Strong business growth Improved equity markets Continued expense management Superior credit quality Shareholders' Net Income C$ millions ROE $1,378 $1,546

Earnings by Division Increase over Prior Year (constant currency basis) United States 9% Canada 32% Asia 40% Japan (4)% Reinsurance 32% Total 20% US Canada Asia Japan Reins 455 497 319 106 216 United States Canada Asia Japan Reinsurance

Sales up 18% for the year Improved mortality experience and investment returns Good business growth Increased expenses related to growing sales Canada: Individual Insurance Sales Momentum Strong Shareholders' Net Income: $186m Q4 Growth: 15% Annual Growth: 13% 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 Total Sales 35 32 35 33 40 41 45 C$ millions Sales - New Annualized Recurring Premiums

Record Group Benefits sales 76% higher than 2002 #1 ranking in GL&H sales at end of Q3 Full year Group Pension sales more than four times 2002 levels Canada: Group Businesses Record Sales Year Shareholders' Net Income: $149 m Q4 Growth: 22% Annual Growth: 30% Group Sales 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 Group Benefits 35 32 47 84 58 59 108 Group Pensions 45 151 93 129 429 C$ millions

Segregated fund sales up 36% Long-term mutual fund sales up 40% Canada: Ind'l Wealth Mgmt Resurgence of Equity Markets Individual Wealth Management Sales Shareholders' Net Income: $162 m Q4 Growth: 110% Annual Growth: 64% 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 Total Sales 427 135 488 689 532 523 670 C$ millions

2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 NI 566 659 725 812 934 C$ millions Manulife Bank Loans Strong performance of Manulife One and investment lending products Canada: Ind'l Wealth Mgmt Manulife Bank Achieves Good Growth C$ millions Manulife Bank Deposits 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 NI 1437 1766 1889 2223 2550

Poor mortality and higher new business strain Record insurance sales +49% YOY Q4 sales double the level of 2002 Competitive product portfolio Enhanced compensation program U.S.: Insurance Sales at Record Levels 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 NI 38.8 42 49.2 56.1 56.5 66 101 Insurance Sales New Annualized Recurring Premiums US$ millions U.S. Dollars Shareholders' Net Income: $196 m Q4 Growth: (14)% Annual Growth: (3)%

Sales rebounded in Q4 #1 seller of small case 401(k) plans Fee income increased in line with increases in asset values U.S.: Group Pensions Strong Rebound in Q4 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 NI 13 1378 1416 1753 1471 1539 1825 US$ millions Premiums & Deposits U.S. Dollars Shareholders' Net Income: $71 m Q4 Growth: 29% Annual Growth: 19%

Second highest earnings on record Sustained equity market turnaround Higher fee income Favourable segregated fund guarantees Funds under management +32% U.S.: Ind'l Wealth Mgmt Q4 Earnings Strongest in 13 Quarters 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 FUM 18.1 18.2 20.6 21.6 23.8 Funds Under Management US$billions U.S. Dollars Shareholders' Net Income: $59 m Q4 Growth: 86% Annual Growth: 57%

Business growth One-time gain of US$9 million in Singapore operations In 2003, for the first time, all territories had positive operational earnings Asia All Territories Had Positive Earnings 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 NI 46 39 52 64 76 US$ millions Shareholders' Net Income U.S. Dollars Shareholders' Net Income: $231 m Q4 Growth: 66% Annual Growth: 40%

2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 NI 64 48 55 58 67 Good growth in Singapore, Taiwan and Philippines Hong Kong challenged by economy and SARS Asia SARS Impacted Growth US$ millions Insurance Sales

Improved investment returns and claims Significant reductions in expenses Support staff down by approximately 400 FTEs Japan Continued Improvement Shareholders' Net Income: $106 m Q4 Growth: 7% Annual Growth: (5)% 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 NI 27 26 25 25 28 28 Shareholders' Net Income C$ millions

Agency force grew 8% YOY 2003 VA sales increased by almost $500 million to $667 million Japan Agency Force Growth Continues # of agents Agency Force 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 Agents 3444 3288 3280 3196 3326 3467 3551

Reinsurance Modest claims gains Growth in P&C Reinsurance Rebound in equity markets 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 NI 33 38 36 30 51 Shareholders' Net Income US$ millions U.S. Dollars Shareholders' Net Income: $155 m Q4 Growth: 54% Annual Growth: 32%

Total company general expenses of $2.6 billion Special items of $70 million $27 million charge for future lease costs on Boston operations $16 million for Canada Life offer $27 million for stock related compensation Tight Expense Management 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 Production Related 190 181 167 182 217 Non-Production Related 498 453 462 422 476 689 634 629 603 693 General Expenses C$ millions

Annual review and update of actuarial methods and assumptions completed in Q4 Changes to mortality, morbidity and lapse assumptions consistent with recent experience Increase in policy liabilities of $78 million Net after-tax charge to income of $34 million Actuarial Basis Review

Reserves are based on range of CTE(60) to CTE(80) Reserve as at December 31, 2003 was at CTE(80) level Seg Fund Guarantee Reserves Increase in Reserve Confidence Levels

1998 1999 2000 2001 2002 2003 MCCSR 2.55 2.39 2.38 2.36 2.35 2.11 MCCSR OSFI Required 1.5 1.5 1.5 1.5 1.5 1.5 2003 MCCSR excl Dividend 2.52 Strong Capital Position Q4 decline due to $1.9 billion net payment from MLI to MFC Expect to maintain 200% MCCSR after execution of planned share buyback program MLI MCCSR Trend MCCSR Target Range

Embedded Value $15.4 Billion at YE 2003

Manulife reported strong fourth quarter and 2003 results Manulife remains well positioned for strong results in 2004 John Hancock merger update Proxy circular/prospectus mailing to John Hancock shareholders completed January 13 Special Meeting of John Hancock shareholders scheduled for February 24 Detailed integration planning underway In Conclusion...

Question and Answer Session